Exhibit 99.2

PACIFIC THERAPEUTICS LTD.
SUITE 1500 – 409 Granville Street
Vancouver BC V6C 1T2

NOTICE OF CHANGE OF AUDITOR

To:	British Columbia Securities Commission
Ontario Securities Commission
Canadian Securities Exchange
James Stafford Chartered Accountants
Davidson & Company LLP, Chartered Accountants

NOTICE IS HEREBY GIVEN that, on the advice of the Audit Committee of the Pacific Therapeutics Ltd. (the "Company"), the Board of Directors of the Company resolved on April 22, 2015 that:

a)	The Resignation of James Stafford Chartered Accountants, was effective April 16, 2015 as auditors of the Company be accepted, and

b)	Davidson & Company LLP, Chartered Accountants, be appointed as auditors of the Company to be effective April 22, 105, to hold office until the next annual meeting at remuneration to be fixed by the directors.

In accordance with National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") we confirm that:

a)	The Audit Committee of the Board of Directors accepted the resignation of James Stafford, Inc., Chartered Accountants, as auditor for the Company;

b)	James Stafford, Inc., Chartered Accountants has not expressed any reservations on any of the financial statements of the Company commencing at the beginning of the most recently completed fiscal years and ending on 31 December 2013, and there have been no reportable events.;

c)	the resignation of James Stafford, Inc., Chartered Accountants, and appointment of Davidson & Company LLP, Chartered Accountants, as auditors of the Company were both considered by the Audit Committee and approved by the Board of Directors of the Company;

d)	in the opinion of Corporation, and the Board of Directors of the Company, there have been no Reportable Events” as defined in NI 51-102 in connection with any of the financial statements of the Company commencing at the beginning of the most recently completed fiscal years and ending on 31 December 2013 in respect of the Company and the date of this notice; and

e)	the notice, termination, and letters of the auditors have been reviewed by the Audit Committee and the Board of Directors.

Dated April 22, 2015

Per:	signed "Derick Sinclair"
Derick Sinclair, CFO